                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                    FORM 11-K



(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                         Commission file number: 0-51077


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ABINGTON BANK 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        ABINGTON COMMUNITY BANCORP, INC.
                                180 OLD YORK ROAD
                         JENKINTOWN, PENNSYLVANIA 19046

                              REQUIRED INFORMATION

         FINANCIAL STATEMENTS. The following financial statements and schedules are filed as part of this annual report for the Abington Bank 401(k) Plan (the "Plan"):

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

                  Statements of Net Assets Available for Benefits, December 31, 2005 and 2004

                  Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2005

                  Notes to Financial Statements

         SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

         Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator
Abington Bank 401(k) Plan


         We have audited the accompanying statements of net assets available for benefits of Abington Bank 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            /s/ Beard Miller Company LLP


Beard Miller Company LLP
Reading, Pennsylvania
June 23, 2006

ABINGTON BANK 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                 2005             2004

ASSETS:

  Stock liquidity fund - cash account       $         18     $    198,662
  Investments, at fair value                   8,665,660        7,224,254
  Contributions receivable                        11,356           27,079
  Interest and dividends receivable                   --            8,000
                                            ------------     ------------

           Total assets                        8,677,034        7,457,995
                                            ------------     ------------
LIABILITIES:

  Contributions payable                            5,093               --
                                            ------------     ------------

           Total liabilities                       5,093               --
                                            ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS           $  8,671,941     $  7,457,995
                                            ============     ============


See notes to the financial statements.

ABINGTON BANK 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

                                                                        2005

ADDITIONS:

  Investment income:
    Dividends and interest                                           $   287,128
    Net appreciation in fair market value of investments                 551,606
                                                                     -----------
      Total investment income                                            838,734

  Contributions:
    Employer contributions                                               181,235
    Employee contributions                                               300,488
    Rollover contributions                                                42,302
                                                                     -----------
      Total contributions                                                524,025
                                                                     -----------
           Total additions                                             1,362,759
                                                                     -----------
DEDUCTIONS:
  Investment and advisory service fees                                        80
  Distributions to participants                                          148,733
                                                                     -----------
           Total deductions                                              148,813
                                                                     -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                          1,213,946

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                    7,457,995
                                                                     -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                        $ 8,671,941
                                                                     ===========

See notes to the financial statements.

ABINGTON BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The Abington Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan that was initiated on January 1, 1975. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      a. GENERAL--The Plan is a defined contribution plan covering all full-time employees of the Bank who have 6 months of service. The Plan has no age requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. STOCK LIQUIDITY FUND - CASH ACCOUNT-- Represents the value of an interest-bearing money market account used to hold Plan contributions prior to the purchases of Abington Community Bancorp, Inc. common stock.

      c. CONTRIBUTIONS--Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributed 200 percent of the first 5 percent of base compensation that a participant contributed to the Plan during plan year 2004. Beginning January 1, 2005, the matching contribution percentage paid by the Bank was reduced to 100 percent. Additional amounts may be contributed at the option of the Bank's board of directors.

      d. PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Substantially all administration expenses are paid directly by the Bank outside of the Plan's assets.

      e. VESTING--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service. A participant is 100 percent vested after six years of credited service.

      f. INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds. Employer contributions are made in cash. A participant may elect to transfer that contribution to any investment fund.

      g. HARDSHIP WITHDRAWAL--A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper Employer approval. Amounts withdrawn for hardship may not be redeposited to this or any other Plan maintained by the Bank, and they may not be rolled over to either an IRA or another qualified retirement plan. Hardship withdrawals of approximately $77,000 were taken during the year ended December 31, 2005.

      h. PAYMENT OF BENEFITS--On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant's vested interest in his or her account.

      i. FORFEITED ACCOUNTS--At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $7,000 and $6,000, respectively. These forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions. During the year ended December 31, 2005, forfeitures of approximately $7,000 were used to reduce Bank matching or discretionary contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENTS--The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (see Note 7). Values are based on a third-party independent report. Purchases and sales of securities are recorded by the Plan on a trade date basis.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS--Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the investments.

      RECOGNITION OF INCOME--Dividends and interest are included in income on an accrual basis when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gain or loss on the Plan's investments in income in the year in which it occurred.

      FEES--Administrative expenses and fees that are paid out of the Plan are recorded by the Plan as incurred.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. No amounts were allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3.    TERMINATION OF THE PLAN

      Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the members shall be nonforfeitable and fully vested in the event the Plan is terminated.

4.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      At December 31, 2005 and 2004 the Plan held approximately 277,000 and 201,000 shares, respectively, of common stock of Abington Community Bancorp, Inc., the sponsoring employer. During the year ended December 31, 2005, approximately $42,000 of dividend income was recorded by the Plan on the shares of Abington Community Bancorp, Inc.

5.    TAX STATUS

      As of January 1, 1975, the Bank has adopted a nonstandardized defined contribution flexible 401(k) plan provided by Alliance Benefits Group (f.k.a. Manchester Benefits Group, Ltd.) and the Bank. The Bank also adopted an amendment to the Plan effective January 1, 2005. The Internal Revenue Service has determined and informed Alliance Benefits Group by letter dated November 19, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets.

                                                                             December 31,
                                                              ---------------------------------------
                                                                     2005                 2004
          Lord Abbett Mid Cap Value Fund                        $   632,918          $   525,090
          American Funds Invest. Co. of America                           -              379,946
          MetLife Stable Value Fund                                 679,990              628,688
          Self Directed Brokerage Account                           633,825              699,979
          Abington Community Bancorp, Inc. Common Stock           3,592,647            2,652,577

      The following presents detail of the net appreciation (depreciation) in fair value of investments, including realized gains and losses and appreciation or depreciation in the fair market value of the investments, for the year ended December 31, 2005:

                                                                December 31,
                                                                    2005
                                                              --------------

            Mutual Funds                                         $  44,901
            MetLife Stable Value Fund                               29,890
            Self Directed Brokerage                                566,362
            Abington Community Bancorp, Inc. Common Stock          (89,547)
                                                                 ---------
                                                                 $ 551,606
                                                                 =========

7.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      The Plan is party to a benefit-responsive investment contract with Metropolitan Life Insurance Co. ("MetLife"). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.8% for 2005. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

8.    RISKS AND UNCERTAINTIES

      The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.


                                     ******

ABINGTON BANK 401(K) PLAN

SCHEDULE H, ITEM 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT           CURRENT VALUE
LESSOR OR SIMILAR PARTY*       INCLUDING MATURITY DATE, RATE
                               OF INTEREST, COLLATERAL, PAR OR
                               MATURITY VALUE


   Putnam                      International Equity Fund             $   211,219

   American Funds              Cap World & Gro Inc                       333,260

   Wasatch                     Small Cap Fund                            406,419

   AIM                         Mid Cap Core Equity Fund                  225,657

   Lord Abbett                 Mid Cap Value Fund                        632,918

   American Funds              Amcap Fund                                315,550

   Van Kampen                  Emerging Growth                           360,472

   American Funds              Invest. Co. of America                    429,914

   Van Kampen                  Comstock Fund                             250,156

   Van Kampen                  Equity Income Fund                        226,488

   Russell                     Equity Aggressive                          22,274

   Russell                     Aggressive                                 14,719

   Russell                     Moderate                                   32,112

   Russell                     Balanced                                       39

   Russell                     Conservative                               14,036

   Calvert                     Income                                    203,948

   American Funds              Intermediate Bond                          80,017

   MetLife                     Stable Value Fund                         679,990

   Charles Schwab              Self Directed Brokerage Account           633,825

** Abington Community
   Bancorp, Inc.               Common Stock                            3,592,647
                                                                     -----------
                                                                     $ 8,665,660
                                                                     ===========

   * All parties are registered investment companies except for Abington Community Bancorp, Inc.
   **Indicates party-in-interest to the Plan

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                      ABINGTON BANK 401(K) PLAN



June 29, 2006           By:      /s/ Robert W. White
                                 -----------------------------------------------
                                 Robert W. White, on behalf of
                                 Abington Savings Bank as the Plan Administrator

                                INDEX TO EXHIBITS

Number          Description
------------    ----------------------------------------------------------------
23              Consent of Independent Registered Public Accounting Firm